BLACKROCK Global Growth Fund, Inc.

FILE #811-08327

ATTACHMENT 77O

TRADE DATE	DESCRIPTION OF SECURITY	ISSUE SIZE	AMOUNT PURCHASED	LIST OF UNDERWRITERS
11/16/2006	NYMEX HOLDGINS	6,500,000	2,000	J.P. Morgan Securities Inc.; Merrill Lynch, Pierce Fenner & Smith Incorporated; Banc of America Securities LLC; Citigroup Global Markets Inc.; Lehman Brothers Inc.; Sandler O'Neill & Partners, L.P.
2/8/2007	FORTRESS INVESTMENT GROUP	34,286,000	39,600

Goldman, Sachs & Co.; Lehman Brothers Inc.; Banc of America Securities LLC; Citigroup Global Markets Inc.; Deutsche Bank Securities Inc.; Bear, Stearns & Co. Inc.; Lazard Capital Markets LLC; Merrill Lynch, Pierce, Fenner & Smith Incorporated; Morgan Stanley & Co. Incorporated; Wells Fargo Securities, LLC; Friedman, Billings, Ramsey & Co., Inc.; Jefferies & Company, Inc.; JMP Securities LLC; Keybanc Capital Markets, a Division of McDonald Investments Inc.; Sandler O'Neill & Partners, L.P.